November 26, 2013

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E., Mail Stop 7010 Washington, D.C. 20549 Attention: Ms. Peggy Kim

Re:       Gateway Energy Corporation
Amendment No. 1 to Schedule 13E-3 filed October 31, 2013
File No. 5-36479
Amended Schedule 14C filed October 31, 2013
File No. 0-06404

Dear Ms. Kim:

This letter is in response to your letter dated November 25, 2013, to Gateway Energy Corporation (the “Company”), transmitting the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above referenced Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) and Preliminary Information Statement on Schedule 14C (the “Schedule 14C”).  For your convenience, the response is preceded by the Staff’s comment.  The Company is also sending to the Staff, by Federal Express, copies of the amended Schedule 14C, as filed today with the Commission, marked to show changes from the original filings.

Schedule 13E-3

1.      We note your response to comment one in our letter dated November 7, 2013; however, we reissue our comment.  Please revise to include all of the information required by Schedule 13E-3 for Gateway Acquisition and Gateway Energy Holdings LLC.  In this regard, please revise to include the following information for each of Gateway Acquisition and Gateway Energy Holdings LLC:

•         The fairness determination of each of Gateway Acquisition and Gateway Energy Holdings LLC I the summary and in the special factors section;

•         A discussion of the factors upon which the fairness determination of Gateway Acquisition and Gateway Energy Holdings LLC is based;

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•         A discussion of the purposes, alternatives, reasons, and effects for each of Gateway Acquisition and Gateway Energy Holdings LLC; and

•         A discussion of any interests or benefits to be received by Gateway Acquisition and Gateway Energy Holdings LLC.

            Response.  In response to the Staff’s comment, the Company has revised the Schedule 14C to include all of information requested for Gateway Energy Holdings LLC and As of the date of the information statement, all of the Principal Stockholders, collectively holding an aggregate of 56.25% of the issued and outstanding shares of the Common Stock, have delivered consents to approve the Merger.  The solicitation of such consent of stockholders occurred as part of and in connection with the formation of the Principal Stockholders group between June 8, 2013 and July 26, 2013.  The following is a description of the role of each of the Principal Stockholders related to the solicitation of consents.

Schedule 14C

General

2.      We note your response to comment three in our letter dated November 7, 2013; however, we reissue our comment.  With a view towards revised disclosure, please address the following:

•         Please identify the persons who are relying on the exemption in Rule 14a-2(b)(2) for shareholder consents representing 56.25% of the outstanding shares which have already been obtained;

•         Please advise as to why given their position or relationship with the issuer, the solicitation was not made “on behalf of the registrant.”  In this regard, we note that the shareholder consents included a majority of the board of directors and Mr. Pevow, the Chairman, President and CEO.

•         We note that in your response you state that Mr. Pevow obtained consents from Mr. Henry Crosswell, Mr. O’Shea and Mr. Rule and that Mr. Raasch obtained the consent of Mr. Guldelfinger.  Please identify who solicited or obtained the consents from the remaining consenting shareholders.

•         Please revise the background section to identify the persons who are relying on the exemption in Rule 14A-2(b)(2) and describe when the consents were received and from which shareholders.

Response.  Under Rule 14a-2(b)(2) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Rule 14a-3 to 14a-6, Rule 14a-8, and Rule 14a-10 to 14a-15 do not apply to “[a]ny solicitation made otherwise than on behalf of the registrant where the total number of persons solicited is not more than ten”. As set forth on revised pages 13, 14, 15, 16 and 17 of the Schedule 14C, a total of ten stockholders, seven of which did not constitute management, approved the Merger via majority written consent.

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As of the date of the information statement, all of the Principal Stockholders, collectively holding an aggregate of 56.25% of the issued and outstanding shares of the Common Stock, have delivered consents to approve the Merger.  The solicitation of such consent of stockholders occurred as part of and in connection with the formation of the Principal Stockholders group between June 8, 2013 and July 26, 2013.  The following is a description of the role of each of the Principal Stockholders related to the solicitation of consents.

Christopher Sis, a stockholder, initiated the discussions regarding the Merger on June 8, 2013 when he made an unsolicited call to Frederick M. Pevow and suggested that, in the event the negotiations with Greycap were to fail, our largest stockholders should consider sponsoring a going private transaction.  Because such communication and Mr. Sis’ suggestion regarding a going private transaction were unsolicited, Mr. Sis’ consent to the Merger was not part of a solicitation by Mr. Pevow or any other stockholder or representative of the Company pursuant to Rule 14a-1(l).

Frederick M. Pevow, the CEO and a member of the Board, was solicited with respect his consent to the Merger for purposes of Rule 14a-1(l) on June 8, 2013 by Christopher Sis, a stockholder.  Mr. Sis is entitled to rely on Rule 14a-2(b)(2) with respect to such solicitation because such solicitation was made otherwise than on behalf of the registrant where the total number of persons solicited is not more than ten.

Each of John A. Raasch and John Niemann, each a stockholder and member of the Board, was solicited with respect his consent to the Merger for purposes of Rule 14a-1(l) on June 9, 2013 by Mr. Pevow when Mr. Pevow made an unsolicited call to both Mr. Raasch and Mr. Niemann to inform them of Mr. Sis’ suggestion regarding a going private transaction.  Despite his status as the Company’s CEO and a member of the Board, Mr. Pevow is entitled to rely on Rule 14a-2(b)(2) with respect to such solicitation because Mr. Pevow did not act on behalf of the registrant.  He acted solely in his capacity as a stockholder to preserve his investment in the Company.  This conclusion is supported by the fact that, at the time of such solicitation, neither the Board nor any committee thereof had approved or even considered the Merger or authorized or directed management to solicit stockholders to sponsor a going private transaction with management participation.  In fact, all of the other members of the Board, including Mr. Raasch and Mr. Niemann, opposed any going private transaction involving management.  All such members of the Board desired for the Company to consummate a transaction with an unaffiliated third party.

Mr. Pevow’s actions in support of the proposed Merger and in order to obtain stockholder consent thereto, including with respect to the solicitation of Mr. Raasch and Mr. Niemann, were contrary to the stated desire of, and the directions given to the Company’s management by, the Board and the Strategic Alternatives Special Committee.  First, on September 17, 2012, when Mr. Pevow informed the Board that he would be interested in leading a group of investors to propose an LLC Conversion Transaction, the Board rejected this proposal and asked Mr. Pevow to evaluate other alternatives.  Second, on April 20, 2013, the Strategic Alternatives Special Committee informed Mr. Pevow of their desire to effect a transaction with an investor not affiliated with the Company or its management and directed him to negotiate, on the Company’s behalf, with Greycap concerning a possible LLC Conversion Transaction.

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Following the solicitation of Mr. Raasch and Mr. Niemann as described above, Mr. Niemann indicated that he was interested in participating in such a going private transaction.  Mr. Raasch, however, indicated that he would not be interested in participating in such a group at that time and remained generally opposed to any going private transaction involving management.  As a result, at this time, only two of the five members of the Board had indicated support for a going private transaction involving management.

Henry Crosswell IV, the president of Crosscap Management, Inc., a stockholder, was solicited with respect its consent to the Merger for purposes of Rule 14a-1(l) on June 10, 2013 by Mr. Pevow when Mr. Pevow made an unsolicited call to Mr. Crosswell to discuss recent developments and the need to effect a transaction.  Despite his status as the Company’s CEO and a member of the Board, Mr. Pevow is entitled to rely on Rule 14a-2(b)(2) with respect to such solicitation because Mr. Pevow did not act on behalf of the registrant.  As described in detail above, at the time of such solicitation, neither the Board nor any committee thereof had approved or even considered the Merger or authorized or directed management to solicit stockholders to sponsor a going private transaction with management participation.  At such time, three of the five members of the Board remained opposed any going private transaction involving management.

On June 14, 2013, Chauncey J. Gundelfinger, Jr., was informed by Mr. Raasch regarding Greycap’s decision to decline to sponsor a going private transaction and Mr. Sis’ suggestion concerning a possible stockholder sponsored going private transaction.  At the time of such communication, Mr. Raasch had not joined and was not interested in joining any stockholder group to effect a going private transaction involving management.  Because such communication was neither a request for a proxy or consent or under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy or consent, such communication was not part of a solicitation pursuant to Rule 14a-1(l).

Each of Chauncey J. Gundelfinger, Jr. and Brett C. Rule, each a stockholder, was solicited with respect to their consent to the Merger for purposes of Rule 14a-1(l) on July 9, 2013 by Mr. Pevow when Mr. Pevow sent an unsolicited email to each of Mr. Gundelfinger, Jr. and Mr. Rule regarding the proposed Merger.  Despite his status as the Company’s CEO and a member of the Board, Mr. Pevow is entitled to rely on Rule 14a-2(b)(2) with respect to such solicitation because Mr. Pevow did not act on behalf of the registrant.  As described in detail above, at the time of such solicitation, neither the Board nor any committee thereof had approved or even considered the Merger or authorized or directed management to solicit stockholders to sponsor a going private transaction with management participation.  At such time, three of the five members of the Board still remained opposed any going private transaction involving management.

As a result of previous unsolicited indications of interest by John E. O’Shea, Jr., a stockholder, to join in a going private transaction, Mr. Pevow contacted Mr. O’Shea on July 11, 2013 to invite him to join the Principal Stockholders as a sponsor of the Merger.  Because such communication regarding a going private transaction were initiated in response to O’Shea’s unsolicited indications of interest to join in a going private transaction, such communication was not part of a solicitation pursuant to Rule 14a-1(l).  Furthermore, even if it were determined that such communication by Mr. Pevow was part of a solicitation pursuant to Rule 14a-1(l), Mr. Pevow is entitled to rely on Rule 14a-2(b)(2) with respect to such solicitation because Mr. Pevow did not act on behalf of the registrant.  Even though the Original Principal Stockholders delivered their proposal for the Merger to the Board on July 11, 2013, and the Board had formed the Special Committee to act on behalf of the Company in respect of such acquisition proposal, at the time of such solicitation, neither the Board nor any committee thereof had approved or even considered the Merger or authorized or directed management to solicit additional stockholders to join the Original Principal Stockholders in the Merger transaction.  At such time, even though the Board had authorized the Special Committee to act on behalf of the Company in respect of such acquisition proposal, three of the five members of the Board still remained opposed any going private transaction involving management.

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Brady Crosswell, a stockholder and the Managing Director of Greycap Energy LLC, a stockholder, initiated discussions regarding their possible involvement in the Merger on July 19, 2013 when Mr. Crosswell made an unsolicited call to Mr. Pevow after having seen our Current Report on Form 8-K that we had received an unsolicited proposal from Mr. Pevow on behalf of himself and other potential investors.  Because such communication was unsolicited, Mr. Crosswell’s and Greycap’s consent to the Merger was not part of a solicitation pursuant to Rule 14a-1(l).  Furthermore, even if it were determined that such communication by Mr. Pevow was part of a solicitation pursuant to Rule 14a-1(l), Mr. Pevow is entitled to rely on Rule 14a-2(b)(2) with respect to such solicitation because Mr. Pevow did not act on behalf of the registrant.  Even though the Principal Stockholders, excluding Mr. Brady Crosswell, Mr. John E. O'Shea, Jr., Mr. Steven C. Scheler, Mr. Raasch and Greycap (the “Original Principal Stockholders”), delivered their proposal for the Merger to the Board on July 11, 2013, and the Board had formed the Special Committee to act on behalf of the Company in respect of such acquisition proposal, at the time of such solicitation, neither the Board nor any committee thereof had approved or even considered the Merger or authorized or directed management to solicit additional stockholders to join the Original Principal Stockholders in the Merger transaction.  At such time, even though the Board had authorized the Special Committee to act on behalf of the Company in respect of such acquisition proposal, three of the five members of the Board remained opposed any going private transaction involving management.

On July 22, 2013, Mr. Raasch contacted Mr. Pevow to inform him that he was interested in joining the Original Principal Stockholders in connection with sponsoring the proposed Merger.  As a result, on this date and for the first time, three of the five members of the Board had joined the Principal Stockholders in support of the Merger.

Steven C. Scheler, a stockholder, was solicited on July 23, 2013, by Mr. Gundelfinger regarding the proposed merger sponsored by the Original Principal Stockholders and Mr. Scheler’s possible participation as a sponsor.

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Mr. Gundelfinger is entitled to rely on Rule 14a-2(b)(2) with respect to such solicitation because such solicitation was made otherwise than on behalf of the registrant where the total number of persons solicited is not more than ten.

Please call the undersigned at (713) 336-0844 with any additional comments or questions you may have.

Very truly yours,

/s/ Frederick M. Pevow Jr._________

Frederick M. Pevow, Jr.
President and Chief Executive Officer